

02046997

EXECUTED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

1-10579

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

P.E.

July 22, 2002

Compañía de Telecomunicaciones de Chile S.A.

(Exact name of registrant as specified in its charter)

Telecommunications Company of Chile

(Translation of registrant's name into English)

Avenida Providencia No. 100, Piso 22
Providencia, Lima, Peru
(562) 691-2020
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:)

Form 20-F _X_ Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:)

Yes No _X_

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):) ___N/A

COMPAÑÍA DE TELECOMMUNICACIONES DE CHILE S.A.

TABLE OF CONTENTS


CTC CHILE

News Release
FOR IMMEDIATE RELEASE
For more Information Contact:

Gisela Escobar - Verónica Gaete
M.José Rodríguez – Florencia Acosta
Telefónica CTC Chile
Tel.: 562-691-3867
Fax: 562-691-2392
E-mail:
gescoba@ctc.cl, vgaete@ctc.cl
mjrodri@ctc.cl, macosta@ctc.cl

Richard Huber – Mariana Crespo
Thomson Financial
Tel:212-807-5026

E-mail:
richard.huber@tfn.com
mariana.crespo@tfn.com

TELEFONICA CTC CHILE WILL BE ASSIGNED 20MHz OF MOBILE SPECTRUM

(Santiago, Chile – July 19, 2002) Compañía de Telecomunicaciones de Chile S.A. (NYSE: CTC) ("Telefónica CTC Chile" or the "Company") announces that, through its subsidiary Telefónica Móvil, in a bidding process carried out on Thursday July 18, 2002, it presented the winning offer for two of the three bands of mobile spectrum that are being auctioned in the 1900MHz band frequency, also known as PCS. These licenses are of 10MHz each and have nationwide coverage. The total cost that the Company will pay for these licenses is UF[1] 544,521 (approximately US$12.8 million).

The Ministry of Telecommunications must assign the licenses by July 30, 2002. The concession will be definite only after the official publication of the corresponding concession decree, which first must be approved by the General Controller of the Republic. Once the concession is officially published, the Company must initiate its service throughout the country within a period of six months.

Telefónica CTC Chile considers that the additional spectrum provides an important opportunity for the Company to satisfy consumer demand and to offer its customers better and more varied services. Telefónica Móvil currently has 25MHz in the 850MHz frequency, which it operates with TDMA technology. The Company plans to use the additional bandwidth to deploy GSM technology, as it believes that this technology presents the best opportunity for development in the future. The initial investment associated with this project is estimated to be approximately US$150 million over the period 2002-2004.

Compañía de Telecomunicaciones de Chile S.A., the first South American company to list shares on the New York Stock Exchange, is the largest telecommunications enterprise in Chile, providing local service, as well as domestic and international long distance services throughout the country. Additionally, the Company provides equipment marketing, data transmission, value-added services and information systems services and operates a nationwide cellular network.

[1] UF = Unidad de Fomento, inflation-adjusted Chilean peso amount

This news release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1996, including but not limited to Compañía de Telecomunicaciones de Chile S.A.'s expectations for its performance for the year 2002. Forward looking statements may also be identified by words such as "believes", "expects", "anticipates", "projects", "intends", "should", "seeks", "estimates", "future", or similar expressions. The forward looking statements included in this news release are based on current expectations, but actual results may differ materially from anticipated future results due to various factors many of which are beyond the control of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries. Certain factors which could cause the actual results of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries to differ materially from the expected results include, among others, changes in Chile's regulatory framework, impact of increased competition and other factors beyond Compañía de Telecomunicaciones de Chile S.A.'s control.

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A.



By: ______________________

Julio Covarrubias F.
Chief Financial Officer

Date: July 22, 2002